UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Boulby Renews Planning Permit for Mineral Exploitation

Item 1

ICL Boulby Renews Planning Permit for Mineral Exploitation

Further to Item 4 of the Company's Annual Report for the year ended December 31, 2020, regarding ICL Boulby's application for renewal of its planning permit for mineral exploitation, processing and land usage, the Company hereby reports, that the North York Moors Park Authority Planning Committee (the "Authority") approved ICL Boulby Mine’s application for the continuation of polyhalite and salt production for an additional 25 years, which will begin in 2023 with the expiration of the current planning permission.

ICL Boulby is working with the Authority to complete the procedures and documents necessary for the implementation of the renewal decision and obtaining the renewed permit. The Company believes that the procedures will be completed, and the renewed permit will be obtained, however, these estimations, by nature, constitute forward looking statements, which are based on our management’s beliefs and assumptions and on information currently available to our management. Accordingly, there is no certainty that the renewed permit will be obtained, due to various factors including other risk factors discussed under Item 3 - Key Information - D. Risk Factors in the company's annual report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021 (the Annual Report) and in subsequent filings on current reports on Form 6-K.

For additional information regarding ICL Boulby's mineral leases, see Note 18(b) to our Audited Financial Statements or the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: December 3, 2021